July 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-B
File No. 333-158834

Dear Sirs:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, The South Financial Group, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-B filed with the Commission on April 28, 2009 (SEC File No. 333-158834) along with any exhibits filed thereto (the "Registration Statement").

The Company confirms that the referenced Registration Statement was filed in error and that no securities have been sold thereunder.

Sincerely,

William P. Crawford, Jr.

Executive Vice President